08028203

E COMMISSION
ED

FEB 2 9 2008

MKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
001927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEPHENS INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Center Street
(No. and Street)

Little Rock (City) Arkansas (State) 72201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zoe Ann Hines 501-377-2166 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

111 Center Street Suite (Address) 1800 Little Rock, (City) Arkansas (State) 72201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zoe Ann Hines, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Stephens Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

MARCELLA ADAMS COM. EXP. NOTARY PUBLIC 7-1-2010 SALINE COUNTY, AR

Signature

Executive Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stephens Inc.

(A Wholly Owned Subsidiary of SI Holdings Inc.)
(SEC I.D. No. 8-001927) (CFTC I.D. No. 0031542)

Statement of Financial Condition as of December 31, 2007, Supplemental Report on Internal Control, and Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 1800
111 Center Street
Little Rock, AR 72201
USA

Tel: +1 501 370 3600
Fax: +1 501 375 7817
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stephens Inc.:

We have audited the accompanying statement of financial condition of Stephens Inc. (the "Company") (a wholly owned subsidiary of SI Holdings Inc.) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition statements presents fairly, in all material respects, the financial position of the Company at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 20, 2008

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(In thousands, except share amounts)

ASSETS	
Cash and cash equivalents	$ 18,659
Government securities — Segregated under federal and other regulations	2,440
Receivables from:	
Brokers and dealers	7,905
Customers	114,391
Officers, directors, and affiliates	13,292
Others	3,813
Securities purchased under agreements to resell	7,412
Marketable securities — At fair value	112,661
Marketable securities pledged as collateral for repurchase agreements — At fair value	38,382
Not readily marketable securities — At estimated fair value	2,656
Furniture, fixtures, and equipment, and leasehold improvements — At cost — net of accumulated depreciation and amortization of $37,320	7,435
Other	15,080
TOTAL	$ 344,126
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payables to:	
Brokers and dealers	$ 10,031
Customers including free credit balances of $79,892	83,447
Officers, directors, and affiliates	11,470
Securities sold under agreements to repurchase	35,922
Securities sold but not yet purchased — at fair value	786
Accrued compensation	51,652
Other	10,151
Total liabilities	203,459
STOCKHOLDER'S EQUITY:	
Common stock, no par value — 2,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	12,000
Retained earnings	28,667
Total stockholder's equity	140,667
TOTAL	$ 344,126

See notes to financial statements.

1. ORGANIZATION

Stephens Inc. (the "Company") is a full-service investment banking firm which is headquartered in Little Rock, Arkansas. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of SI Holdings Inc., an S Corporation (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — For financial reporting purposes, the Company defines cash and cash equivalents as currency on hand and demand deposits with banks and other financial institutions.

Securities Transactions — Customer securities transactions, including commissions, are recorded on a settlement date basis and are carried at fair value. Recording such transactions on a trade date basis would not result in a material difference in the accompanying financial statements. Marketable securities and securities sold but not yet purchased are carried at fair value. Fair value is based on quoted market prices, dealer prices, or pricing models, and not readily marketable securities are recorded at estimated fair value as determined by management. Among the factors considered by management in determining the fair value of investments, for which a quoted market or dealer price is not available, are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuations in the near term. Unrealized gains and losses are reflected in principal transactions revenue.

Principal transactions revenue represents realized and unrealized trading gains and losses associated with proprietary trading and market making activities. Interest and dividends related to principal transactions are included in interest and dividend income.

Securities borrowed are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of the securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Transactions involving sales of securities under agreements to repurchase or purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to take possession of securities with a market value in excess of the principal amount loaned plus accrued interest in order to initially collateralize the purchase of securities under agreements to resell. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral when deemed appropriate.

collateral to be obtained when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral when deemed appropriate.

Investment Banking — Investment banking revenues, which include underwriting fees, management fees, and mergers and acquisitions advisory fees, are recorded when services for the transaction are substantially completed. Transaction-related expenses incurred prior to closing or termination of an engagement are deferred and later expensed to match revenue recognition.

Concentrations of Credit Risk — In the normal course of business, the Company engages in transactions which expose it to credit risk, including periodic concentrations of credit risk related primarily to securities underwriting and resale agreements. In addition to the monitoring procedures described above, the Company reviews, as necessary, the credit standing of each counterparty with which it conducts business in order to mitigate this risk.

Furniture, Fixtures, and Equipment, and Leasehold Improvements — Furniture, fixtures, and equipment, and leasehold improvements are recorded at cost. Depreciation of furniture, fixtures, and equipment is provided over estimated useful lives of three to ten years using both straight-line and accelerated methods. Leasehold improvements are amortized using the straight-line method over the shorter of 10 years or the lease term. The Company periodically evaluates the carrying value of its furniture, fixtures, and equipment to determine if an impairment exists.

Income Taxes — The Company is a Qualified Subchapter S Corporation and therefore bears no entity level tax.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions.

Recent Accounting Pronouncements — In February 2007, the Financial Accounting Standards Board ("FASB") issued of Financial Accounting Standard ("SFAS") No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to elect to measure financial assets and liabilities (except for those that are specifically scoped out of the Statement) at fair value. The election to measure a financial asset or liability at fair value can be made on an instrument-by-instrument basis and is irrevocable. The difference between the carrying value and the fair value at the election date is recorded as a transition adjustment to opening retained earnings. Subsequent changes in fair value are recognized in earnings. The adoption of SFAS No. 159 will not have a material impact on the consolidated financial statements of the Company.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy, as defined. Additionally, companies are required to provide enhanced disclosure for certain financial instruments within the hierarchy, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the Financial Accounting Standards Board ("FASB") issued Financial Standards Position ("FSP") FAS 157-b which delays the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after

November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company has adopted SFAS 157 on January 1, 2008, except as it applies to those nonfinancial assets and liabilities within the scope of FSP FAS 157-b. The adoption of SFAS 157, as it relates to the financial assets and liabilities, did not have a material impact on the Company's financial statements. The Company will adopt SFAS 157 for those nonfinancial assets and liabilities as noted in FSP FAS 157-b on January 1, 2009. The Company is currently evaluating the impact of adopting SFAS 157 for nonfinancial assets and liabilities on its financial statements.

3. ASSETS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2007, the Company had segregated $2,440 of marketable securities in an account "for the exclusive benefit of customers" pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

4. RECEIVABLES AND PAYABLES

Brokers and Dealers — Receivables from brokers and dealers at December 31, 2007, consist of the following:

Securities borrowed	$4,631
Securities failed to deliver	3,145
Other	129
	$7,905

Payables to brokers and dealers consist of securities failed to receive, dealer free credits, and clearance deposits payable.

Customers — Receivables from customers primarily consist of amounts due on cash and margin securities transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the financial statements. No allowance for doubtful accounts is considered necessary. Payables to customers primarily represent cash on deposit with the Company.

Officers, Directors, and Affiliates — Receivables from and payables to officers, directors, and affiliates result from securities transactions executed in the ordinary course of business and carry the same terms and conditions as transactions with nonrelated parties.

Others — Receivables from others result primarily from the Company's brokerage activities.

5. MARKETABLE SECURITIES AND SECURITIES SOLD, NOT YET PURCHASED

The components of marketable securities and securities sold, not yet purchased at December 31, 2007, are as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 18,372	$
Mortgage-backed securities	57,755	75
Corporate stocks	26,217	
Certificates of deposit and other	28,801	
Corporate bonds, debentures, and notes	4,216	2
U.S. Treasury obligations	15,682	709
	151,043	786
Less marketable securities pledged as collateral for repurchase agreements	38,382	
Total	$ 112,661	$ 786

6. BORROWINGS

The Company had no short-term bank borrowings outstanding at December 31, 2007. During the year, short-term borrowings averaged $22,912, with a maximum indebtedness of approximately $75,850. The weighted-average interest rate on these borrowings approximated 5.96% for the year ended December 31, 2007. These borrowings are collateralized by firm-owned marketable securities.

As of and for the year ended December 31, 2007, the Company had no outstanding obligations that were subordinated to claims of general creditors.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital requirement under the aggregate indebtedness method of the Rule, which does not allow aggregate indebtedness to exceed 15 times net capital. At December 31, 2007, the Company had an aggregate indebtedness to net capital ratio of 1.51 to 1 with $108,446 of net capital, which was $97,515 in excess of its required minimum net capital of $10,931. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17).

8. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan covering employees who have completed six months of employment at the beginning of the next quarter, with a minimum of 500 hours worked. The required Company contributions for each plan year are 100% of each eligible participant's contributions which do not exceed an amount equal to 2% of pay, up to $100,000, and three-quarters of 2% above $100,000 up to the legal limit. Contributions in excess of the basic Company contributions are at the discretion of the Company's board of directors. Participants are fully vested in the Company's contributions after five

years of service, and have graduated vesting up to the five years. Forfeitures of the Company's contributions are used to pay for plan expenses or to increase the Company's contributions. Profit sharing plan expense for the year ended December 31, 2007, was approximately $2,004 and has been included in employee compensation and benefits in the accompanying statement of operations. Employees are eligible to make contributions to the plan beginning on the first payroll date of the second calendar month following the employee's date of hire.

The Company participates in a nonqualified, unfunded deferred compensation plan (the "Plan") with affiliated entities that permits eligible participants to defer a portion of their compensation and earn interest on amounts deferred, including interest. Participants in the Plan are vested immediately. For 2007, the Company did not allow participants to contribute to the Plan. The Plan provides for payments after a minimum deferral period of three years, with additional payment provisions upon retirement, termination, death, or disability. At December 31, 2007, the Company's recorded liability related to the Plan was $2,794, which is included in accrued compensation.

9. RELATED-PARTY TRANSACTIONS

The Company rents certain real property from an affiliate and other related parties under noncancelable operating leases. At December 31, 2007, the future minimum rental commitments under these leases are as follows:

Years Ending December 31	Amount
2008	$ 5,802
2009	3,389
2010	3,479
2011	3,325
2012	3,263
Thereafter	9,175
	$28,433

During 2007, rent expense under the related-party leases was approximately $2,909, which is net of sublease income of approximately $274 received from affiliates. Related-party rent expense is included in communications and occupancy.

The Company pays various expenses on behalf of an affiliated entity which are attributable to the operations of that entity. Subsequently, the affiliate reimburses the Company for expenses paid on its behalf. The receivable balance from affiliated entities as of December 31, 2007, was approximately $840, which is included in receivables from officers, directors, and affiliates. During the year, the Company allocated $3,036 of administrative and other expenses to the affiliated entity, based on a written agreement. From time to time, the Company provides investment banking services to certain related parties, from which revenues of $27,171 were recognized during 2007, which are included in revenues from investment banking. The Company executes and settles various securities transactions with officers, directors, and affiliates. During 2007, these transactions generated revenues of approximately $1,330, which are included in revenues from commissions. The Company incurred interest expense of approximately $1,483 related to payables to officers, directors, and affiliates and earned interest income of approximately $842 related to receivables from officers, directors, and affiliates. Related-party interest expense and interest income was included in expenses from interest and

interest and dividend income, respectively. During 2007, the Company charged the affiliated entities $3,960 in fees for research related services, which is included in other income.

The Company holds a position in marketable securities of companies in which officers, directors, and affiliates are members of the Boards of Directors. Total investment in related entities was $8,272, which is included in marketable securities. The Company realized a loss of approximately $918 in other income from investments in which affiliated entities had a significant investment.

Related-party transactions include transactions with Mutual Assurance Administrators, Inc. ("MAA"), which is a third-party administrator of health claims. At December 31, 2007, the Company paid $607 to MAA for health insurance premiums and fees.

10. COMMITMENTS AND CONTINGENCIES

In addition to the lease commitment discussed in Note 9, the Company has commitments related to other office space and software maintenance agreements. At December 31, 2007, the future minimum payments required under these agreements are as follows:

Years Ending December 31	Amount
2008	$ 4,102
2009	3,494
2010	3,096
2011	2,694
2012	2,586
Thereafter	741
	$ 16,713

Rent and lease expense incurred for the year ended December 31, 2007, was approximately $8,227 excluding the amounts paid to related parties discussed in Note 9.

The Company is a defendant in several lawsuits and arbitrations, which arose from its usual business activities. Certain of these lawsuits arose from the Company's participation as a member of the selling group or the underwriting syndicate in public offerings of securities. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and consultation with outside counsel, does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position, results of operations or cash flows.

The Company is named as a defendant in a lawsuit as an underwriter in the issuance of $69.5 million of municipal bonds. The issuer of the bonds has defaulted. The insurer of the bonds alleges that the Company made negligent and fraudulent misrepresentations and omissions of fact in soliciting the insurer's commitment to insure the interest and principal payments on the bonds. The insurer is seeking unspecified damages and an indemnification for all monthly interest and annual principal payments it makes to the bondholders pursuant to its insurance policy. The Company strongly disputes the allegations and intends to vigorously defend itself in this matter. At this stage, the Company cannot

assess the likelihood of an unfavorable outcome or estimate the amount of potential liability to the Company if the plaintiff were to prevail on any of its claims.

The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions. The Company has not recorded a liability for such exposure as the likelihood of being required to pay is remote.

11. DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

Fair Value Information — The Company's financial instruments include cash and cash equivalents; receivables from and payables to brokers and dealers, customers, officers, directors, and affiliates, and others; securities purchased under agreements to resell; short-term borrowings and securities sold under agreements to repurchase. Customer receivables, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are short-term in nature and generally bear interest at prevailing market rates. Accordingly, management believes that the carrying amounts are reasonable estimates of fair value.

Off-Balance-Sheet Risk — The Company enters into various transactions involving off-balance-sheet financial instruments, which primarily include securities purchased and sold on a when-issued basis, securities to-be-announced, and options. These off-balance-sheet financial instruments are used primarily to meet the needs of customers. Although these financial instruments are subject to various degrees of market and credit risks, these activities are not a significant portion of the Company's business.

The Company has sold securities not yet purchased and, therefore, will be obligated to purchase such securities at a future date. The Company has exposure to losses if the market values of these securities increase prior to purchase.

The Company's clearance activities involve the execution, settlement, and financing of various customer securities and commodities transactions on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer transactions may expose the Company to off-balance-sheet risks in the event the customer is unable to fulfill its contractual obligation or the margin requirements are not sufficient to fully cover losses that the customer may incur. The Company controls this risk by establishing credit limits for such activities and monitoring its customers' compliance and exposure on a daily basis.

As a registered futures commission merchant, the Company introduces customer transactions to another broker on a fully disclosed basis that involve the purchase and sale of commodity futures contracts (including options on futures), but it does not carry any accounts related to commodities transactions for customers.

The Company has sold futures contracts on Treasury instruments as a hedge against certain positions in the Company's municipal bonds inventory. The face amount of the futures contracts outstanding at December 31, 2007, was $219.

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The Company is also exposed to market risk, which is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

12. COLLATERAL

The Company receives collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral and use the securities to enter into securities lending arrangements or deliver to counterparties to cover short positions. At December 31, 2007, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $183,387 and the fair value of the collateral that had been sold or repledged was $52,698.

* * * * * *

SUPPLEMENTAL SCHEDULES

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

SUPPLEMENTAL SCHEDULE — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

NET CAPITAL:	
Total stockholder's equity from statement of financial condition	$ 140,667
Deduct:	
Nonallowable assets:	
Not readily marketable securities — estimated fair value	2,656
Furniture, fixtures, and equipment, and leasehold improvements — net	7,435
Receivables	3,632
Unsecured receivables from brokers and dealers and customers	382
Other	3,055
Other deductions	317
Net capital before haircuts on securities	123,190
Haircuts on securities:	
Trading positions	11,334
Contractual securities commitments	3,366
Undue concentration	44
NET CAPITAL	$ 108,446
AGGREGATE INDEBTEDNESS:	
Payables to brokers and dealers for customers' securities failed to receive	$ 4,140
Brokers' free credit balances	3,109
Payables to customers	83,447
Payables to officers, directors, and affiliates	11,470
Accrued compensation and other accrued liabilities	61,803
Total aggregate indebtedness	163,969
Net capital	108,446
Minimum capital required to be maintained (1/15 of aggregate indebtedness)	10,931
Net capital in excess of requirement	$ 97,515
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.5 to 1

The primary difference between the original FOCUS Form X-17A-5 Part II as of December 31, 2007, filed by the Company on January 17, 2008, and the amended FOCUS Form X-17A-5 Part II filed on February 14, 2008, related to an adjustment to firm inventory resulting in a decrease in total stockholder's equity of $567, an increase in the haircuts on trading positions of $279, an increase in the haircuts on undue concentration of $1, and a decrease in net capital of $847. There are no material differences between this computation and the amended FOCUS Form X-17A-5 Part II filed by the Company.

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

SUPPLEMENTAL SCHEDULE — SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO THE COMMODITY EXCHANGE ACT AS OF DECEMBER 31, 2007

The Company does not carry any customers' regulated commodity futures, foreign future, and foreign options accounts; therefore, the Company has no reporting requirement.

Deloitte.

Deloitte & Touche LLP
Suite 1800
111 Center Street
Little Rock, AR 72201
USA

Tel: +1 501 370 3600
Fax: +1 501 375 7817
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

February 20, 2008

Stephens Inc.
111 Center Street
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Stephens Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 20, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

We did not review the practices and procedures followed by the Company in making the daily computations of segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not maintain customer commodities accounts or hold foreign futures or foreign options.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., the New York Stock Exchange, Inc, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

February 20, 2008

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